SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

 Conference call connection information

 3Q19 Earnings Calls      Thursday, October 31, 2019

 Live Webcast               Access at www.voegol.com.br/ir

In English	In Portuguese
11:00 a.m. (US EDT) 12:00 p.m. (Brasília)	12:30 p.m. (US EDT) 1:30 p.m. (Brasília)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-5113
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10134586	Code: 2000720#

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

GOL Airlines achieves 31% EBITDA margin in 3Q19

and record net revenue of R$3.7 billion

Brazil’s largest domestic airline achieves highest third quarter operating margin since 2006;

3Q19 earnings per diluted share of R$0.68

GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline by market share, today announces its consolidated results for the third quarter of 2019 (3Q19).

All information is presented in Brazilian Reais (R$), in accordance with international accounting standards (IFRS), and comparisons are with the third quarter 2018, unless stated otherwise. The information contained herein should be read along with the quarterly information for the nine-month period ended September 30, 2019 submitted to the Securities and Exchange Commission (SEC) and to the Comissão de Valores Mobiliários (CVM).

Summary

•       Net revenue was R$3.7 billion, the highest ever recorded by GOL for a third quarter, and an increase of 28.3% compared to 3Q18.

•       EBITDA margin was 30.7% in 3Q19, an increase of 11.8 p.p. quarter-over-quarter. GOL’s 2019 EBIT margin and EBITDA margin guidance is approximately 17% and 29%, respectively.

•       Revenue per Passenger Kilometer (RPK) increased 12.8% totaling 11.1 billion in 3Q19, driven by 13.0% growth in the number of transported passengers, while Available Seat Kilometer (ASK) growth was 7.6%.

•       The Company transported almost 10 million customers during the quarter, a growth of 13.0% over the same period last year, and achieved a 38% market share in the Brazilian domestic market, according to ANAC data. GOL transported 39% of passengers in the corporate segment, according to ABRACORP data.

•       R$463.2 million of financial debt was amortized in the quarter.

Strong operating indicators:

Revenue per Passenger Kilometer (RPK) increased 12.8% totaling 11.1 billion in 3Q19, driven by a 13.0% growth in the number of transported passengers, while Available Seat Kilometer (ASK) growth was 7.6%. Strong passenger demand and dynamic revenue management enabled GOL to offset the increase in operating unit costs. The Company achieved:

(i)    Average yield per passenger of 31.50 cents (R$), an increase of 14.8% compared to 3Q18;

(ii)  Average load factor of 82.9%, an increase of 3.8 p.p. quarter-over-quarter;

(iii) On-time performance of 91.2% in 3Q19 according to Infraero and data from major airports.

Record revenues:

Net revenue was R$3.7 billion, the highest ever recorded by the Company, and an increase of 28.3% over 3Q18. GOL carried 9.8 million Customers in the quarter (+13.0% over 3Q18), with 9.2 million in the domestic market (+11.4% over 3Q18) and 0.6 million in the international market (+48.6% over 3Q18). Net Revenue per Available Seat Kilometer (RASK) was 27.67 cents (R$) in 3Q19, an increase of 19.2% over 3Q18. Net Passenger Revenue per Available Seat Kilometer (PRASK) was 26.12 cents (R$) in 3Q19, an increase of 20.4% over 3Q18. The net revenue guidance for 2019 is approximately R$13.7 billion.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Controlled costs:

Unit costs based on Cost per Available Seat Kilometer (CASK), excluding non-recurring expenses, increased by 5.8%, from 21.28 cents (R$) in 3Q18 to 22.51 cents (R$), mainly due to higher depreciation, higher, personnel expenses and higher passenger costs.  Fuel costs per ASK decreased 6.7%, mainly due to a reduction of fuel taxes, partially offset by additional consumption due to the MAX delays. CASK ex-fuel, excluding non-recurring expenses, increased by 14.2% due to a number of factors:

(i)      A 37.3% increase in depreciation due to the addition of six aircraft in the fleet and a reduction in the depreciable life of capitalized engine maintenance and large components;

(ii)     An 18.4% increase in personnel expenses, mainly due to an increase in the federal payroll tax rate to 20%, a 3.6% cost of living adjustment, and the hiring and training of 723 new employees due to the expansion of operations, new routes and new bases;

(iii)   Increases in passenger costs, services provided, sales and marketing, and landing fees.

GOL has the lowest unit costs in its markets.  GOL’s 2019 non-fuel CASK guidance is approximately 14.5 cents (R$).

(1)  Earnings per diluted share excludes results of (i) exchange variation, net; (ii) Exchangeable Senior Notes and capped calls; and (iii) non-recurring expenses.

Healthy margins:

Due to strong cost control and yield management, the Company achieved a positive operating result for the 13th consecutive quarter.  3Q19 demand enabled GOL to achieve an EBIT margin of 18.6% in the quarter, the highest since 2006.  Operating income (EBIT) was R$691.9 million in the quarter, R$450.5 million higher than in 3Q18.  EBITDA margin was 30.7%, an increase of 11.8 p.p. q-o-q.  GOL’s 2019 EBIT margin and EBITDA margin guidance is approximately 17% and 29%, respectively.

Balance sheet strengthening:

GOL reported operating cash flow generation of R$1.1 billion in the quarter. Total liquidity was R$4.0 billion, R$369.7 million higher in comparison to June 30, 2019 and R$1.0 billion higher than a year ago. GOL has effected R$935.6 million in financial debt repayments in 2019. The U.S. Dollar appreciated 4.0% (end of period) against Brazilian Real causing net exchange and monetary variation losses of R$623.3 million. Net debt (excluding perpetual bonds) to LTM EBITDA was 2.9x as of September 30, 2019.

Guidance: GOL’s 2019 and 2020 guidance is on page 12 of this document.

Outlook

Based on current cost trends, the Company estimates fourth quarter 2019 non-recurring CASK ex fuel to increase approximately 4% to 6%, year-over-year. The Company has hedged approximately 83% of its fuel consumption for the remainder of 2019 at an average WTI price of US$61.0 and 66% of its fuel consumption for 2020 at an average WTI price of US$61.5. Currently, passenger booking and revenue trends remain strong, and the Company expects fourth quarter 2019 RASK to increase approximately 5% to 7%, compared to the fourth quarter of 2018.

Added Paulo Kakinoff, Chief Executive Officer, GOL: “We have flexibility in our fleet plan, including the possibility of leasing more aircraft. Based on the most recent guidance from Boeing, we are currently assuming regulatory approval of the MAX’s return to service during December 2019.”

Management’s Comments on Results

Strong customer demand, especially in the corporate segment, combined with our capacity discipline enabled us to deliver exceptional operating results in the third quarter. GOL is the leading company in six of the top ten high-traffic-density airports in Brazil. Our flight network of over 750 daily flights on a single fleet of Boeing 737 aircraft allows us to deliver the highest level of connectivity, integrating the largest markets and most wanted destinations in Brazil.

We are proud of our team’s consistent performance maintaining the highest quality Customer service during the quarter. We transported almost 10 million customers during the quarter, a growth of 13.0% over the same period last year. We achieved a 38% market share in the Brazilian domestic market, according to ANAC data, and a 39% share of the corporate passenger segment, according to ABRACORP data, which awarded GOL as the best domestic airline in September 2019.  Our Net Promoter Score (NPS) reached 38 in the quarter and is indicative of the winning combination of our best-in-market product and our highly engaged Customer service team.

The Company celebrated recently the third anniversary of its on-board high speed Wifi, a key component that gives GOL the best in-flight experience in the market.  More than 11 million passengers have been able to connect to high-speed internet on all national and international destinations operated by GOL. Also, recently, GOL provided a new payment option via the SafetyPay Brazil digital cash purchase platform, in partnership with Caixa Econômica Federal, enabling the over 60 million Brazilians without bank accounts or credit cards to buy GOL tickets – another example of GOL’s constant work to popularize air travel in Brazil.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

“GOL saw strong customer demand in the third quarter, as the outlook for Brazil’s economy continues to improve,” said Paulo Kakinoff. “Combined with our highly effective capacity management, this enabled us to deliver exceptional operating results for the quarter. GOL maximized the time our aircraft are in the air to almost 13 hours per day, and we have flexibility in the plan, including the possibility of leasing more aircraft. We believe this advanced model of fleet management gives us a competitive advantage over our peers as it enables us to quickly flex our capacity by +/-10%.”

In the quarter, we continued sustainable capacity expansion, growing into new regional markets from São Paulo’s Guarulhos airport, and consolidated our operating partnerships with 23 new regional routes inaugurated in the quarter. This year we have announced nine regional destinations with our own aircraft, and in the third quarter we began non-stop flights from São Paulo to three cities: Cascavel, Passo Fundo and Vitória da Conquista, located in the states of Paraná, Rio Grande do Sul and Bahia, respectively. Considering these new destinations, along with our partners, we now serve almost 100 Brazilian cities, with an even more integrated and more complete network. As part of its regional network, GOL launched its stopover service, enabling Customers with connections in São Paulo to layover for up to two nights at no additional fare cost. During 3Q19, GOL increased its capacity by 14% on the São Paulo-Rio shuttle, contributing to our growth on this important route.

Continuing our international expansion, we began selling non-stop flights between Manaus and Orlando, our 30th international route, and where GOL is the only airline with non-stop flights from the Manaus airport. The capital of Amazonas thus becomes our third city with nonstop flights to the United States, offering the comfort of GOL’s best-in market service and fast connections to both our Brazilian Customers traveling from the Northern region of Brazil and to our U.S. Customers travelling to the Northern region of Brazil.

“Our international expansion allows us to offer the best travel experience to corporate and leisure customers throughout the region”, said Paulo Kakinoff.

Despite the temporary grounding of the Boeing MAX, GOL’s network is performing well, and the outlook for the remainder of 2019 remains solid. Our aircraft utilization reached 12.6 block hours in the quarter. We have flexibility in the plan, including the possibility of lease more aircraft. Based on the most recent guidance from Boeing, we are currently assuming regulatory approval of the MAX’s return to service during December 2019.

Added Kakinoff: “We will continue with our growth plan by managing the flexibility of our fleet, built over the years, which allows us to adjust its size to meet the needs of the Company and the market, and also enabled us to quickly manage temporary supply disruptions. We plan to take delivery of our orders for the MAXs as soon as they are available and will follow all procedures regarding the ungrounding of the 737 MAX from the world's leading aviation regulators. We are confident that the 737 MAX will represent one of, if not, the safest aircraft in the world.”

Due to a specific Airworthiness Directive issued by the FAA at the beginning of October, we placed 11 aircraft in unscheduled maintenance. Approximately 3% of Customers who purchased tickets for the period from October 10 to December 15, 2019 were re-accommodated on GOL's own flights or on interline partners. All maintenance will be concluded in 45 days.  A key component of our flexible supply management is our 1.6 million square foot Aircraft Maintenance Center, that in the quarter celebrated its 13th anniversary as one of the largest in South America. In September, we began providing MRO (“Maintenance, Repairs and Operation”) services to other airlines.

Delta Airlines recently announced its plan to end its partnership with us.  Revenues from the Delta agreements accounted for approximately 0.3% of GOL's total revenues. “Our asset flexibility combined with our over 80-strong partner network allows us to serve and interconnect the regional, domestic and international markets." added Kakinoff.

The Company’s third quarter 2019 net revenues increased 28.3%, year-over-year, to an all-time quarterly record of R$3.7 billion. Currently, passenger booking and revenue trends remain strong, and the Company expects fourth quarter 2019 RASK to increase from 5% to 7%, compared to the fourth quarter of 2018.

GOL is the lowest unit cost leader in South America for the 18th consecutive year. Third quarter 2019 operating expenses increased 21.5%, year-over-year, to R$3.1 billion.  Based on current trends, the Company estimates fourth quarter 2019 CASK to increase approximately 4% a 6%, year-over-year. The Company has hedged approximately 83% of its fuel consumption for the remainder of 2019 at an average WTI price of US$61.0 and 66% of its fuel consumption for 2020 at an average WTI price of US$61.5.

In the quarter, GOL received an upgrade to its highest Fitch credit rating since 2013. The foreign and local currency Issuer Default Ratings (“IDR”) were upgraded to B+ (from B), with a stable outlook. GOL’s unsecured 2022 and 2025 notes, and GOL’s perpetual bonds were upgraded at the same level as the Company’s IDR. GOL’s national scale rating was upgraded to A- (bra), from BBB- (bra), with a stable outlook. “The ratings upgrade reflects the GOL management team’s focus on the consistent improvement of margins, strengthening the balance sheet through disciplined liability management, and as the best positioned airline to benefit from Brazil’s economic growth,” said Richard Lark, Chief Financial Officer, GOL.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Also in the quarter, GOL re-tapped its Exchangeable Senior Notes at a 20% premium raising US$96 million in gross proceeds and increasing the total amount outstanding to US$425 million. The issuance received the “2019 Americas Equity Deal of the Year” award from the Airline Economics Aviation 100 Awards. In addition, in line with the balance sheet deleveraging plan, we repaid R$463.2 million if financial debt in the quarter, reducing the average U.S. dollar debt interest rate to 6.09% p.a.

“We remain focused on our long-term financial goals: maintain a strong balance sheet, return to a BB credit rating, and ample liquidity; generate robust operating and free cash flows; and grow earnings, margins and returns,” added Lark.

Operating and Financial Indicators

Traffic data – GOL (in millions)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
RPK GOL – Total	11,114	9,853	12.8%	31,056	28,180	10.2%
RPK GOL – Domestic	9,595	8,923	7.5%	26,760	25,229	6.1%
RPK GOL – International	1,519	930	63.3%	4,295	2,951	45.5%
ASK GOL – Total	13,406	12,458	7.6%	37,808	35,552	6.3%
ASK GOL – Domestic	11,463	11,128	3.0%	32,230	31,527	2.2%
ASK GOL – International	1,943	1,330	46.1%	5,578	4,025	38.6%
GOL Load Factor – Total	82.9%	79.1%	3.8 p.p.	82.1%	79.3%	2.8 p.p.
GOL Load Factor – Domestic	83.7%	80.2%	3.5 p.p.	83.0%	80.0%	3.0 p.p.
GOL Load Factor – International	78.2%	70.0%	8.2 p.p.	77.0%	73.3%	3.7 p.p.
Operating data	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Revenue Passengers - Pax on board ('000)	9,803	8,677	13.0%	26,939	24,520	9.9%
Aircraft utilization (block hours/day)	12.6	11.8	6.8%	12.4	11.9	4.2%
Departures	68,579	63,918	7.3%	191,149	186,609	2.4%
Total seats (‘000)	12,054	11,177	7.8%	33,434	31,889	4.8%
Average stage length (km)	1,110	1,089	1.9%	1,123	1,094	2.7%
Fuel consumption (mm liters)	387	359	7.8%	1,092	1,038	5.2%
Full-time employees (at period end)	15,838	15,115	4.8%	15,838	15,115	4.8%
Average operating fleet(6)	115	111	3.6%	111	110	0.9%
On-time departures	91.2%	92.1%	-0.9 p.p.	90.4%	93.2%	-2.8 p.p.
Flight completion	98.8%	98.6%	0.2 p.p.	98.5%	98.5%	NM
Passenger Complaints (per 1,000 pax)	1.02	1.59	-35.8%	1.21	1.91	-36.9%
Lost baggage (per 1,000 pax)	2.12	2.01	5.8%	2.10	1.97	6.7%
Financial data	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net YIELD (R$ cents)	31.50	27.44	14.8%	30.57	27.14	12.6%
Net PRASK (R$ cents)	26.12	21.70	20.4%	25.11	21.51	16.7%
Net RASK (R$ cents)	27.67	23.22	19.2%	26.61	23.09	15.2%
CASK (R$ cents)(5)	22.51	21.28	5.8%	22.28	20.66	7.9%
CASK ex-fuel (R$ cents)(5)	14.56	12.75	14.2%	14.25	12.95	10.0%
Breakeven Load Factor(5)	67.4%	72.5%	-5.1 p.p.	68.4%	72.7%	-4.3 p.p.
Average exchange rate(2)	3.9684	3.9505	0.5%	3.8872	3.6055	7.8%
End of period exchange rate(2)	4.1644	4.0039	4.0%	4.1644	4.0039	4.0%
WTI (avg. per barrel. US$)(3)	56.44	69.43	-18.7%	57.10	66.79	-14.5%
Price per liter Fuel (R$)(4)	2.81	2.84	-1.1%	2.84	2.50	13.6%
Gulf Coast Jet Fuel (avg. per liter. US$)(3)	0.51	0.56	-8.9%	0.50	0.54	-7.4%

(1) Unaudited amounts restated in accordance with IFRS 16. (2) Source: Brazilian Central Bank; (3) Source: Bloomberg; (4) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (5) Excluding non-recurring expenses. (6) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 3.0%, and demand increased by 7.5% in comparison to 3Q18. As a result, the Company’s load factor reached 83.7%, an increase of 3.5 p.p. quarter-over-quarter. GOL transported 9.2 million passengers in the quarter, an increase of 11.4% compared with the same period in 2019. The Company is the leader in transporting passengers in the Brazilian market.

International market - GOL

GOL’s international supply increased by 46.1%, and international demand grew by 63.3% in 3Q19 compared to 3Q18. The Company’s load factor in 3Q19 was 78.2%, an increase of 8.2 p.p.. During the quarter, the Company transported 0.6 million passengers in the international market, an increase of 48.6% quarter-over-quarter.

Volume of Departures and Total Seats - GOL

The total volume of GOL departures was 68,579, an increase of 7.3% over 3Q18. The total number of seats available to the market was 12.1 million in the third quarter of 2019, increase of 7.8% quarter-over-quarter.

PRASK, Yield and RASK - GOL

Net PRASK increased by 20.4% in the quarter when compared to 3Q18, reaching 26.12 cents (R$), driven by a growth in net passenger revenue of 29.5% in the quarter. GOL’s Net RASK was 27.67 cents (R$) in 3Q19, an increase of 19.2% over 3Q18. Net yield increased by 14.8% over 3Q18, reaching 31.50 cents (R$).

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Income Statement

Income statement in IFRS (R$ MM)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net operating revenues	3,709.9	2,892.4	28.3%	10,061.4	8,210.5	22.5%
Passenger	3,501.0	2,703.2	29.5%	9,493.2	7,648.3	24.1%
Cargo and other	208.9	189.2	10.4%	568.2	562.2	1.1%
Operating costs and expenses	(3,096.9)	(2,547.9)	21.5%	(8,623.5)	(7,090.3)	21.6%
Salaries, wages and benefits	(620.5)	(486.7)	27.5%	(1,714.1)	(1,381.1)	24.1%
Salaries, wages and benefits - Operations	(347.7)	(299.5)	16.1%	(1,216.4)	(904.4)	34.5%
Salaries, wages and benefits – Other	(272.8)	(187.2)	45.7%	(497.7)	(476.7)	4.4%
Aircraft fuel	(1,066.6)	(1,063.2)	0.3%	(3,038.0)	(2,740.1)	10.9%
Taxes on aircraft fuel	(122.8)	(155.6)	-21.1%	(420.8)	(412.5)	2.0%
Aircraft fuel (ex-taxes)	(943.8)	(907.6)	4.0%	(2,617.2)	(2,327.6)	12.4%
Landing fees	(223.6)	(186.6)	19.8%	(604.7)	(542.1)	11.5%
Passenger costs	(157.0)	(122.4)	28.3%	(442.3)	(346.0)	27.8%
Services provided	(200.3)	(165.0)	21.4%	(524.1)	(439.5)	19.2%
Sales and marketing	(179.6)	(148.3)	21.1%	(495.6)	(428.3)	15.7%
Maintenance materials and repairs	(91.5)	(89.6)	2.1%	(412.3)	(288.7)	42.8%
Depreciation and amortization	(448.6)	(304.2)	47.5%	(1,269.4)	(888.8)	42.8%
Other	(109.2)	18.1	NM	(123.0)	(35.7)	244.5%
Equity income	0.0	0.2	NM	0.1	0.4	-75.0%
Operating result (EBIT)(2)	613.0	344.7	77.8%	1,438.0	1,120.6	28.3%
Operating Margin	16.5%	11.9%	4.6 p.p.	14.3%	13.6%	0.7 p.p.
Financial Results	(790.4)	(674.2)	17.2%	(1,609.7)	(2,989.8)	-46.2%
Interest on loans	(325.3)	(290.3)	12.1%	(931.5)	(809.8)	15.0%
Gains from financial investments	42.7	32.6	31.0%	91.8	101.1	-9.2%
Exchange and monetary variations(3)	(623.3)	(370.0)	68.5%	(552.6)	(2,088.7)	-73.5%
Derivatives results, net	(38.8)	5.3	NM	(45.6)	24.7	NM
ESN and capped calls results	196.7	-	NM	(81.5)	-	NM
Other expenses (revenues) net	(42.4)	(51.8)	-18.1%	(90.3)	(217.1)	-58.4%
Income (loss) before income taxes(2)	(177.4)	(329.5)	-46.2%	(171.7)	(1,869.2)	-90.8%
Pre-tax margin	-4.8%	-11.4%	6.6 p.p.	-1.7%	-22.8%	21.1 p.p.
Income tax	6.3	(103.6)	-106.1%	(85.1)	(222.6)	-61.8%
Current income tax	(49.6)	83.9	-159.1%	(125.2)	(7.5)	NM
Deferred income tax	55.9	(187.5)	-129.8%	40.1	(215.1)	-118.6%
Net income (loss)(2)	(171.1)	(433.1)	-60.5%	(256.8)	(2,091.8)	-87.7%
Minority interest	70.9	100.4	-29.4%	212.2	227.8	-6.8%
Net income (loss) after minority interest(2)	(242.0)	(533.5)	-54.6%	(469.0)	(2,319.6)	-79.8%
Net income (loss) after minority interest(4)	(438.7)	(533.5)	-17.8%	(387.4)	(2,319.6)	-83.3%
Earnings per Share (EPS) after minority R$	(0.68)	(1.53)	-55.6%	(1.32)	(6.65)	-80.2%
Earnings per Share (EPS) after minority R$(4)	(1.23)	(1.53)	-19.3%	(1.09)	(6.65)	-83.6%
Weighted average shares outstanding MM(6)	355.5	348.8	1.9%	355.5	348.8	1.9%
Earnings per ADS Equivalent in US$	(1.36)	(3.06)	-55.6%	(2.64)	(13.30)	-80.2%
Earnings per ADS Equivalent in US$(4)	(2.47)	(3.06)	-19.3%	(2.18)	(13.30)	-83.6%
Weighted average ADSs outstanding MM(6)	177.7	174.4	1.9%	177.7	174.4	1.9%

Non-recurring (R$ MM)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Expenses (revenues), non-recurring net	(78.9)	103.3	-176.4%	(241.1)	253.0	-195.3%
Adjusted net income (loss) before minority(4)	(367.8)	(323.5)	13.7%	(175.2)	(1,666.7)	-89.5%
Operating income (EBIT)(5)	691.9	241.4	186.7%	1,679.1	867.6	93.5%
Operating margin(5)	18.6%	8.3%	10.3 p.p.	16.7%	10.6%	6.1 p.p.

(1) Unaudited amounts restated in accordance with IFRS 16. (2) Including non-recurring expenses.  (3) The difference between the amount presented and the amount disclosed in the income statement in the quarterly information as of 09/30/2019 is allocated in ESN and capped calls results. (4) Excluding unrealized gains and losses on ESNs and capped calls. (5) Adjusted for non-recurring net expenses (income). (6) Excluding effects of stock options and ESNs.

Net revenue

Quarterly net revenue was R$ -3.7 billion, an increase of 28.3% when compared to 3Q18, mainly due to a 29.5% increase in passenger revenues, a 5.7% increase in cargo net revenues, and a 7.2% increase in loyalty net revenues, quarter over quarter.

GOL carried 9.8 million Customers in the quarter (+13.0%), with 9.2 million in the domestic market (+11.4%) and 0.6 million in the international market (+48.6%). Net Passenger Revenue per Available Seat-Kilometer (PRASK) reached 26.12 cents (R$), an increase of 20.4%. The load factor increased 3.8 p.p., and yield in the quarter grew 14.8% compared to the same period of 2018.

Operating expenses

Total CASK increased by 5.8% (excluding non-recurring expenses), from 21.28 cents (R$) in 3Q18 to 22.51 cents (R$), primarily due to higher depreciation, higher personnel expenses, higher passenger costs, higher services provided, higher sales and marketing and higher landing fees. Fuel costs per ASK decreased 6.7%, mainly due to reductions in fuel taxes, partially offset by consumption of an additional 5.0 Million liters do to the MAX delays.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

CASK ex-fuel, excluding non-recurring expenses, increased by 14.2% mainly due to a 37.3% increase in depreciation per ASK due to the addition of six aircraft in the fleet and a reduction in the depreciable life of capitalized maintenance of engines, a 18.4% increase in personnel expenses, mainly due to an increase in the INSS payroll tax rate from 0% to 20%, and the hiring and training of 723 new employees for the expansion of operations, new routes and new bases, a 19.4% increase in passenger costs, a 12.9% increase in services provided, a 12.6% increase in sales and marketing, and an 11.3% increase in landing fees due to a 10% increase in landing and navigation rates.

Breakeven load factor (excluding non-recurring expenses) reduced by 5.1 p.p., reaching 67.4% versus 72.5% in 3Q18, due to passenger net revenue growth in the quarter. The breakdown of the Company’s operating costs and expenses is as follows:

Operating costs and expenses (R$ MM)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Salaries, wages and benefits	(620.5)	(486.7)	27.5%	(1,714.1)	(1,381.1)	24.1%
Salaries, wages and benefits - Operations	(347.7)	(299.5)	16.1%	(1,216.4)	(904.4)	34.5%
Salaries, wages and benefits – Other	(272.8)	(187.2)	45.7%	(497.7)	(476.7)	4.4%
Aircraft fuel	(1,066.6)	(1,063.2)	0.3%	(3,038.0)	(2,740,1)	10.9%
Taxes on aircraft fuel	(122.8)	(155.6)	-21.1%	(420.8)	(412.5)	2.0%
Aircraft fuel (ex-taxes)	(943.8)	(907.6)	4.0%	(2,617.2)	(2,327.6)	12.4%
Landing fees	(223.6)	(186.6)	19.8%	(604.7)	(542.1)	11.5%
Passenger costs	(157.0)	(122.4)	28.3%	(442.3)	(346.0)	27.8%
Services provided	(200.3)	(165.0)	21.4%	(524.1)	(439.5)	19.2%
Sales and marketing	(179.6)	(148.3)	21.1%	(495.6)	(428.3)	15.7%
Maintenance materials and repairs	(91.5)	(89.6)	2.1%	(412.3)	(288.7)	42.8%
Depreciation and amortization	(448.6)	(304.2)	47.5%	(1,269.4)	(888.8)	42.8%
Other	(109.2)	18.1	NM	(123.0)	(35.7)	244.5%
Total operating expenses	(3,096.9)	(2,547.9)	21.5%	(8,623.5)	(7,090.3)	21.6%
Operating expenses ex-fuel	(2,030.3)	(1,484.7)	36.7%	(5,585.5)	(4,350.2)	28.4%
Non-recurring expenses	(78.9)	103.3	-176.4%	(241.1)	253.0	-195.3%
Operating costs and expenses per ASK (R$ cents)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Salaries, wages and benefits	(4.63)	(3.91)	18.4%	(4.53)	(3.88)	16.8%
Salaries, wages and benefits - Operations	(2.59)	(2.97)	-12.8%	(3.22)	(2.87)	12.2%
Salaries, wages and benefits – Other	(2.04)	(0.94)	117.0%	(1.32)	(1.01)	30.7%
Aircraft fuel	(7.96)	(8.53)	-6.7%	(8.04)	(7.71)	4.3%
Taxes on aircraft fuel	(0.92)	(1.25)	-26.4%	(1.11)	(1.16)	-4.3%
Aircraft fuel (ex-taxes)	(7.04)	(7.29)	-3.4%	(6.92)	(6.55)	5.6%
Landing fees	(1.67)	(1.50)	11.3%	(1.60)	(1.52)	5.3%
Passenger costs	(1.17)	(0.98)	19.4%	(1.17)	(0.97)	20.6%
Services provided	(1.49)	(1.32)	12.9%	(1.39)	(1.22)	15.8%
Sales and marketing	(1.34)	(1.19)	12.6%	(1.31)	(1.20)	9.2%
Maintenance materials and repairs	(0.68)	(0.72)	-5.6%	(1.09)	(0.81)	34.6%
Depreciation and amortization	(3.35)	(2.44)	37.3%	(3.36)	(2.47)	36.0%
Other	(0.81)	0.15	NM	(0.33)	(0.11)	200.0%
CASK	(23.10)	(20.45)	13.0%	(22.81)	(19.94)	14.4%
CASK(2)	(22.51)	(21.28)	5.8%	(22.28)	(20.66)	7.9%
CASK ex-fuel(2)	(14.56)	(12.75)	14.2%	(14.25)	(12.95)	10.0%

(1) Unaudited amounts restated in accordance with IFRS 16.  (2) Adjusted for non-recurring net expenses (income).

Salaries, wages and benefits per ASK: increased 18,4%, mainly due to an increase in federal payroll taxes rates from 0% to 20%, a 3.6% COLA, and the hiring of 723 new employees for expansion of operations, routes and bases.

Aircraft fuel per ASK: reduced 6.7% primarily due to a decrease in the average fuel price per liter of 1.1%, this primarily due to the reduction of 3.1 p.p. in GOL’s average ICMS tax rate on jet fuel to 11.5% in 3Q19 from an average rate of 14.6% in 3Q18, and a 5.7% decrease in the ex-refinery price due to a 18.7% reduction in the USD oil price per barrel, partially offset by a 7.8% increase in fuel consumption and a 4.0% appreciation of the USD against the Brazilian Real.

Landing fees per ASK: increased 11.3% primarily due to a 10% increase in domestic market landing and navigation rates charged by the various airport administrators.

Passenger costs per ASK: increased 19.4% due to a 26.6% increase in tickets reimbursements and an in increase in rates charged by ramp services suppliers.

Services provided per ASK: increased 12.9% due to 48.6% higher international passenger transported and a increase in consulting expenses.

Sales and marketing per ASK: increased 12.6% primarily due to a 24.5% increase in sales commissions.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Depreciation and amortization per ASK: increased 37.3% mainly due to the incorporation of six aircraft into the fleet and a reduction in the depreciation term for capitalized engine maintenance.

Other expenses per ASK: increased mainly due to a write-off of the remaining accounting cost of aircraft returned in 3Q19 and aircraft sale on 3Q18 of R$103.3 million.

Operating results

Operating income (EBIT) for the quarter (after non-recurring results) was R$691.9 million, an increase of 186.7% when compared to the same period of 2018. Operating margin was 18.6%, an increase of 10.3 p.p. over 3Q18. On a per available seat-kilometer basis, EBIT was 5.16 cents (R$) in 3Q19, compared to 1.94 cents (R$) in 3Q18 (an increase of 166.0%).

EBITDA totaled R$1.1 billion in the period, an increase of 109.0% over 3Q18. EBITDA per available seat-kilometer was 8.51 cents (R$), an increase of 4.38 cents (R$) when compared to the same period last year.

EBIT and EBITDA reconciliation (R$ MM)*	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Adjusted net income (loss)	(92.2)	(536.4)	-82.8%	(15.7)	(2,344.8)	-99.3%
(-) Income taxes	(6.3)	103.6	-106.1%	85.1	222.6	-61.8%
(-) Net financial result	790.4	674.2	17.2%	1,609.7	2,989.8	-46.2%
EBIT(2)	691.9	241.4	186.7%	1,679.1	867.6	93.5%
EBIT margin(2)	18.6%	8.3%	10.3 p.p.	16.7%	10.6%	6.1 p.p.
(-) Depreciation and amortization	448.6	304.2	47.5%	1,269.4	888.8	42.8%
EBITDA(2)	1,140.5	545.6	109.0%	2,948.5	1,756.4	67.9%
EBITDA margin(2)	30.7%	18.9%	11.8 p.p.	29.3%	11.7%	17.6 p.p.
EBITDA Calculation (R$ centavos/ASK)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net revenues	27.67	23.22	19.2%	26.61	11.66	128.2%
Operating expenses(2)	(22.51)	(21.28)	5.8%	(22.17)	(10.43)	112.6%
EBIT(2)	5.16	1.94	166.0%	4.44	1.22	263.9%
Depreciation and amortization	(3.35)	(2.44)	37.3%	(3.36)	(1.26)	166.7%
EBITDA(2)	8.51	4.38	94.3%	7.80	2.49	213.3%

(1) Unaudited amounts restated in accordance with IFRS 16. (2) Excluding non-recurring expenses. * In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the quarterly information - ITR due to rounding.

Financial Results

Net financial expense was R$790.4 million, an increase of R$116.2 million compared to 3Q18. Due to the appreciation of the U.S. Dollar in the period, interest expense was R$325.3 million, an increase of R$35.0 million versus 3Q18. Derivatives net results were R$44.1 million higher than 3Q18. Exchange and monetary variations resulted in losses of R$623.3 million in 3Q19, compared to losses of R$370.0 million in the same period of 2018.

Interest on loans: increased 12.1%, from R$290.3 million to R$325.3 million, mainly due to an average total debt approximately R$1 billion higher than the previous period, partially offset by a reduction in the average interest rate.

Gains from financial investments: increased 31.0%, from R$32.6 million to R$42.7 million, mainly due to an increase in gains from fixed income securities and investments funds.

Net exchange and monetary variation: totaled losses of R$623.3 million in 3Q19, due to the 4.0% depreciation of the Brazilian Real vs. U.S. Dollar (end of the period), from R$3.83 per U.S. Dollar as of June 30, 2019 to R$4.16 per U.S. Dollar as of September 30, 2019.  In 3Q19, the Company adopted hedge accounting corresponding to 50 lease agreements with a total (notional) volume de R$928.0 million. The total amount of exchange variation expenses registered in other comprehensive income in shareholders' equity as of September 30, 2019, corresponded to R$291.1 million.

ESN and capped calls results: registered R$196.7 million, comprised of R$31.9 million of interest, R$217.9 million and R$117.0 million of unrealized gains on mark-to-market of the convertible portion and capped call, respectively, R$105.3 million of foreign exchange loss, and R$1.0 million amortization of funding costs, all related to the unrealized results related to the ongoing mark to fair value on the exchange features and capped calls of the exchangeable senior notes.

Other financial expenses: totaled R$42.4 million in 3Q19, in comparison to R$51.8 million in 3Q18.

Net result of derivatives: was R$38.8 million negative in 3Q19, in comparison to a result of R$5.3 million positive in 3Q18, mainly due to the recognition of losses from fuel hedge operations.

Hegde results

The Company uses hedge accounting for some of its derivative instruments. In 3Q19, GOL registered a net loss of R$49.8 million from hedge operations, with R$38.8 million losses accounted in the Company’s financial results and R$11.0 million recorded in operating losses.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Fuel: fuel hedge operations made through derivative contracts tied to WTI resulted in an operating loss of R$7.9 million and hedge losses of R$35.0 million in financial results in this quarter.

Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$6.7 million in 3Q19.

Exchange Rate: The Company recognized R$ -0.2 million on exchange rate hedge losses in 3Q19.

Income taxes

Income taxes in the quarter represented a gains of R$6.3 million, mainly due to the recognition of deferred income tax and social contribution on temporary differences limited to deferred tax obligations, compared to an income tax expense of R$103.6 million in 3Q18. The Company has significant tax assets. The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amounts of R$5,779.3 million and R$366.1 million, respectively.

Loyalty Program - Smiles Fidelidade S.A.

Revenues in 3Q19 increased 6.1% to R$279.3 million in the quarter, mainly due to an 11.5% growth in the customer base. Operating income was R$198.7 million, resulting in operating margin of 71.1%, a decrease of 15.1 p.p. versus the year-ago period. Net income was R$149.6 million.

Financial information (R$ MM)	3Q19	3Q18	% Var.	9M19	9M18	% Var.
Net revenues	279.3	263.3	6.1%	797.9	708.6	12.6%
Operating income	198.7	227.1	-12.5%	539.0	541.6	-0.5%
Operating margin	71.1%	86.2%	-15.1 p.p.	67.6%	76.4%	-8.9 p.p
Net income	149.6	212.1	-29.5%	447.2	481.3	-7.1%
Net margin	53.5%	80.5%	-27.0 p.p.	56.0%	67.9%	-11.9 p.p.

Net Income (loss) and Earnings per Share

In 3Q19, the Company reported net loss after minority interest of R$242.0 million, compared to R$533.5(1) million during 3Q18, reduction of 54.6%. Adjusting for the negative exchange and monetary variation of R$623.3 million, and the gain of R$196.7 million related to Exchangeable Senior Notes and capped calls results, net income for the quarter was R$263.5 million.

Net Result (R$ MM)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net income (loss) before minority interest	(171.1)	(433.1)	-60.5%	(256.8)	(2.091.8)	-87.7%
(-) Minority interest	70.9	100.4	-29.4%	212.2	227.8	-6.8%
Net income (loss) after minority interest	(242.0)	(533.5)	-54.6%	(469.0)	(2.319.6)	-79.8%
(-) ESN and capped calls results	(196.7)	-	NM	81.5	-	NM
(-) Exchange variations, net (2)	623.3	370.0	68.5%	552.6	2.088.7	-73.5%
(-) Non-recurring expenses and revenues, net	78.9	(103.3)	-176.4%	241.1	(253.0)	-195.3%
Adjusted net income (loss)	263.5	(266.8)	-198.8%	406.2	(483.9)	-183.9%
EPS and EPADS	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Weighted average shares outstanding (3)	355.5	348.8	1.9%	355.5	348.8	1.9%
Weighted average shares ADS outstanding (4)	177.7	174.4	1.9%	177.7	174.4	1.9%
Loss per share in R$	(0.68)	(1.53)	-55.6%	(1.32)	(6.65)	-80.2%
Loss per ADS in US$	(0.34)	(0.77)	-55.6%	(0.68)	(3.69)	-81.6%
Net Income (loss) per share in R$ (5)	0.74	(0.76)	-197.4%	1.14	(1.39)	-182.0%
Net Income (loss) per ADS in US$ (5)	0.37	(0.39)	-196.7%	0.59	(0.77)	-176.4%
Diluted Earnings per share and ADS	3Q19	3Q18(6)	% Var.	9M19	9M18(6)	% Var.
Weighted average shares outstanding (3)	391.0	-	NM	391.0	-	NM
Weighted average shares ADS outstanding (4)	195.5	-	NM	195.5	-	NM
Net income (loss) diluted per share in R$ (5)	0.68	-	NM	1.04	-	NM
Net income (loss) diluted per ADS in US$ (5)	0.34	-	NM	0.53	-	NM

1) Unaudited amounts restated in accordance with IFRS 16. (2) The difference between the amount presented and the amount disclosed in the income statement for the quarterly information as of 09/30/2019 is allocated to the ESN and capped calls results. (3) Considers the ratio of 35 common shares per preferred share. (4) Considers the ratio of 2 preferred shares per ADS. (5) Earnings per diluted share excludes results of (i) exchange variation, net; (ii) Exchangeable Senior Notes and capped calls; (iii) non-recurring expenses. (6) Not applicable, there is no provision for dilution of impaiment in international accounting standards  (IFRS).

Loss per share was R$(0.68) in 3Q19 versus R$(1.53) in the third quarter of 2018. Considering the exclusion of results related to unrealized losses on the Exchangeable Senior Notes 2024 and exchange and monetary variations, diluted earnings per share were R$0.68 in 3Q19. The number of diluted shares used for calculation was 391.0 million in 3Q19 and 348.8 million shares in 3Q18, using an equivalency of 35 common shares per preferred share.

Loss per ADS was US$(0.34) in 3Q19 compared to US$(0.77) in the third quarter of 2018. Considering the exclusion of expenses related to unrealized losses on the Exchangeable Senior Notes 2024 and exchange and monetary variations,

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

the diluted earnings per ADS was US$0.34 in 3Q19. The weighted average diluted number of ADSs was 195.5 million in 3Q19 and 174.7 million in 3Q18, according to the current ratio of the number of preferred shares per ADS (2:1), set in November/2017.

Cash Flow

As of September 30, 2019, total liquidity (cash and cash equivalents, cash investments, restricted cash, and accounts receivable) totaled R$4.0 billion, an increase of R$369.7 million when compared to June 30, 2019 and R$1.0 billion higher than the same date of the previous year.

Operating activities generated R$1.1 billion in 3Q19, an increase of 43.5% when compared to 3Q18, mainly due to operating income and actions that improved working capital.

Investment activities consumed a net R$264.7 million in the quarter, mainly due to capitalized engine maintenance of aircraft totaling R$30.3 million. Net cash flow was R$811.0 million in the quarter.

Financing activities in 3Q19 consumed R$441.3 million, mainly due to the payment of R$463.2 million of financial debt and R$472.4 million of financial lease payments in the quarter.

Consolidated cash flow summary (R$ MM)	3Q19	3Q18(2)	% Var.	2Q19	% Var.
Net income (loss) for the period	(171.1)	(433.1)	-60.5%	(120.8)	41.6%
Adjustment of Non-cash items	1,450.7	1,277.4	13.6%	901.8	64.1%
Net Income (loss) after adjusting non-cash items	1,279.6	844.3	51.6%	781.0	67.6%
Net cash provided to operating activities	1,075.7	749.6	43.5%	872.7	23.2%
Net cash provided to (used in) investment activities	(264.7)	(332.5)	-20.4%	(266.7)	-0.7%
Net cash flow	811.0	417.1	94.4%	606.0	33.8%
Net cash used in financing activities	(441.3)	(448.0)	-1.5%	(470.8)	-6.3%
Net increase (decrease) in cash, equivalents and accounts receivable(1)	369.7	(30.9)	NM	135.2	173.4%
Total Liquidity at the beginning of period	3,664.9	3,020.5	21.3%	3,529.7	3.8%
Accounts receivable beginning of period	1,282.3	923.0	38.9%	824.7	55.5%
Accounts receivable end of period	1,178.0	1,055.8	11.6%	1,282.3	-8.1%
Total Liquidity at the end of period	4,034.6	2,989.6	35.0%	3,664.9	10.1%

 (1) Includes cash, cash equivalents, short-term investments, restricted cash and accounts receivable. (2) Unaudited amounts restated in accordance with IFRS 16.

Liquidity and Indebtedness

GOL improved its liquidity, as well as its cost of debt, during 3Q19. As of September 30, 2019, the Company had total liquidity of R$4.0 billion, an increase of R$1.0 billion compared to September 30, 2018.

The Company registered total loans and financings as of September 30, 2019 of R$14.5 billion (including finance leases), an increase of 6.7% versus 2Q19. During the quarter, the Company effected a total of R$935.6 million of total service, including R$272.6 million of principal and R$190.6 million of interest on loans and financing, debentures in the amount of R$147.9 million in principal and R$13.7 million in interest (resulting in outstanding debenture balance of R$576.7 million), and R$463.2 million of principal and R$9.2 million of interest related to lease obligations.

The net debt (excluding perpetual bonds) to EBITDA LTM ratio was 2.9x as of September 30, 2019, compared to 3.1x at June 30, 2019, in a quarter where the US dollar appreciated against the Real by 4.0%. The average maturity of the Company's long-term debt in 3Q19, excluding aircraft leases and perpetual bond is 3.0 years. GOL’s average interest rate on local-currency debt reduced to 6.48%, and its average interest rate on U.S. Dollar-dominated debt reduced to 6.09%.

Liquidity (R$ MM)	3Q19	3Q18(1)	% Var.	2Q19	% Var.
Cash, cash equivalents and restricted cash	2,856.6	1,933.8	47.7%	2,382.6	19.9%
Short-Term Accounts Receivable	1,178.0	1,055.8	11.6%	1,282.3	-8.1%
Total Liquidity	4,034.6	2,989.6	35.0%	3,664.9	10.1%
Total Liquidity as % of LTM Net Revenues	30.4%	26.9%	3.5 p.p.	29.4%	1.0 p.p.
Indebtedness (R$ MM)	3Q19	3Q18(1)	% Var.	2Q19	% Var.
Loans and financings	1,247.8	1,483.5	-15.9%	1,164.0	7.2%
Aircraft financing	1,234.6	1,444.0	-14.5%	1,072.7	15.1%
Aircraft rent	6,218.1	6,645.6	-6.4%	5,973.4	4.1%
Debt issuance	5,248.7	3,905.7	34.4%	4,878.4	7.6%
Perpetual notes	564.9	530.4	6.5%	519.8	8.7%
Total Loans and financings	14,514.1	14,009.2	3.6%	13,608.3	6.7%
Short-term debt	3,811.3	3,400.3	12.1%	2,459.2	55.0%
Short-term Debt in US$	845.4	584.2	44.7%	566.0	49.4%
Short-term Debt in BRL	290.9	1,061.3	-72.6%	290.2	0.2%
Long-term debt	10,702.8	10,608.9	0.9%	11,149.1	-4.0%
Long-term Debt in US$	2,501.4	2,535.0	-1.3%	2,796.5	-10.6%
Long-term Debt in BRL	285.9	-	NM	432.6	-33.9%
Debt and Leverage (R$ MM)	3Q19	3Q18(1)	% Var.	2Q19	% Var.
Gross Debt ex-perpetual notes (R$ MM)	13,949.2	13,478.8	3.5%	13,088.5	6.6%
(-) Total Cash (R$ MM)	2,856.6	1,933.8	47.7%	2,382.6	19.9%
Net Debt¹ (R$ MM)	11,092.6	11,545.0	-3.9%	10,705.9	3.6%
% of debt in foreign currency	96.0%	86.7%	9.3 p.p.	94.7%	1.3 p.p.
% of debt in Short-Term	26.3%	26.0%	0.3 p.p.	18.1%	8.2 p.p.
% of debt in Long-Term	73.7%	74.0%	-0.3 p.p.	81.9%	-8.2 p.p.
LTM EBITDA	3,861.7	2,537.1	52.2%	3,448.9	12.0%
Net Debt (ex-perpetual notes) / LTM EBITDA	2.9x	4.6x	-1.7x	3.1x	-0.2x
Gross Debt (ex-perpetual notes) / LTM EBITDA	3.6x	4.9x	-1.3x	3.8x	-0.2x

(1)     3Q18 results have been restated based on IFRS 16, unaudited.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Financial Debt amortization schedule - 3Q19 (R$ MM)

Fleet

At the end of 3Q19, GOL's total fleet was 125 Boeing 737 aircraft, comprised of 118 NGs and 7 MAXs. While the contractual delivery schedule of the Company with Boeing has not changed, the scheduled for 2019 deliveries is expected to take place in 2020. At the end of 3Q18, GOL's total fleet was 120 Boeing 737 aircraft with 119 aircraft in operation and one sub-leased aircraft to another airline. During the quarter, GOL entered a leasing contracts for 5 additional 737-800 NG aircraft. The average age of the Company's fleet was 10.0 years at the end of 3Q19.

Total fleet at the end of period	3Q19	3Q18	Var.	2Q19	Var.
B737s	125	120	+5	127	-2
B737-7 NG	24	26	-2	24	-1
B737-8 NG	94	92	+2	96	-1
B737-8 MAX	7	2	+5	7	0

As of September 30, 2019, the Company had 129 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 99 were orders for 737 MAX-8 and 30 orders were for 737 MAX-10.

Fleet plan	2019E	2020E	2021E	>2022E	Total
Operating fleet at the end of the year	134	142
Aircraft commitments (R$ MM)*	-	-	7,349.7	60,612.1	67,961.8

(*) Considers aircraft list price.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Outlook

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results.

Financial Outlook (Consolidated, IFRS)	2019E		2020E
	Previous	Revised	Previous	Revised
Total fleet (average)	125 to 127	~126	131 to 136	134 to 139
Total operational fleet (average)	119	119	127	127
ASKs, System (% change)	9 to 11	~9	6 to 8	7 to 9
- Domestic	5 to 6	~5	5 to 6	6 to 9
- International	35 to 40	~30	15 to 25	15 to 20
Seats, System (% change)	8 to 9	~8	5 to 7	6 to 8
Departures, System (% change)	6 to 7	~6	5 to 7	6 to 8
Average load factor (%)	79 to 81	~81	80 to 82	80 to 82
Ancillary revenues, net1 (R$ bn)	~1.2	~1.1	~1.3	~1.1
Total net revenues (R$ billion)	~13.5	~13.7	~15.5	~15.5
Non-fuel CASK[2] (R$ cents)	~14	~14.5	~14	~14
Fuel liters consumed (mm)	~1,500	~1,500	~1,600	~1,600
Fuel price (R$/liter)	~2.9	~2.9	~3.1	~3.0
EBITDA margin[2] (%)	~28	~29	~29	~30
EBIT margin [2] (%)	~18	~17	~19	~19
Net financial expense[3] (R$ bn)	~1.2	~1.2	~1.2	~0.9
Pre-tax margin[3] (%)	~10	~7	~12	~13
Effective income tax rate (%)	~22	~20	~22	~15
Minority interest[4] (R$ mm)	~293	~290	~320	~311
Capex, net (R$ mm)	~700	~700	~650	~650
Aircraft Aquisition[5] (R$ mm)	-	-	-	~600
Net Debt6 / EBITDA (x)	~2.8x	~2.7x	~2.4x	~2.4x
Fully-diluted shares out. [7] (mm)	391	391	391	391
EPS, fully diluted (R$)	1.40 to 1.70	~0.90	2.00 to 2.50	2.80 a 3.30
Fully-diluted shares out. [7] (mm)	195.5	195.5	195.5	195.5
EPADS, fully diluted (US$)	0.80 to 0.95	~0.45	1.20 to 1.50	1.40 to 1.65

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Recurring; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Source: average of analyst estimates reported on Bloomberg; (5) Gross PDPs; (6) Excluding perpetual bonds; (7) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Environmental, Social and Governance (“ESG”) Information

GOL manages the greenhouse gas emissions (“GHGs”) of its flights, as well as empowers and inspires its Customers and crew to offset GHG emissions when they fly. By providing ESG data, GOL aims to encourage a stable, green and transparent market. GOL reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board (“SASB”) standard for the airline industry (TR0201).

The Company continually looks for ways to become more fuel efficient and adopt efficient technologies. This reinforces the strategy of reducing operating costs by utilizing a standardized fleet, and reducing fuel consumption and GHG emissions. The 737 MAX-8 consumes 15% less fuel than the 737-800 NG aircraft. The Company believes that the 737 MAX will return to service during 4Q19, based on Boeing's recent estimates, and that it will be GOL's future aircraft that will carry Customers with maximum safety and fuel efficiency.

Environmental	9M19	2018	2017	2016
Fuel
Total fuel consumed (GJ x 1,000)	38,157	48,935	45,891	46,331
% Fuel renewable	0	0	0	0
Total fuel consumed (liters x 1,000 /ASK)	28.94	29.2	29.5	30.0
Fleet
Average age of fleet	10.0	9.5	9.2	8.0
Social	9M19	2018	2017	2016
Labor relations
Employee Gender (% Male/Female)	55/45	55/45	55/45	55/45
Age: Under 30 years (%)	26	29	26	27
Between 30 and 50 years (%)	63	60	63	63
Over 50 years (%)	11	11	11	10
Active workforce under collective-bargaining agreements (%)	100	100	100	100
Number and duration of strikes and lockout (# days)	-	-	-	-
Customer & Company behavior
Customer Satisfaction Index (SMS score)	8.31	8.39	8.33	8.24
On-time departures (%)	90.36	91.82	94.61	94.77
Flight completion (%)	98.46	98.49	98.50	94.20
Lost baggage (per 1,000 pax)	2.10	2.03	2.06	2.23
Safety
Number of fatalities	-	-	-	-
Number of governmental enforcement actions and aviation safety	-	-	-	-
Governance	9M19	2018	2017	2016
Management
Independent Directors (%)	44	44	44	44
Participation of woman in leadership positions (%)	34	38	37	35
Committees and Policies
Number of Committees: all with independent members included	5	5	5	5
Compliance Policy (on IR website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of voting capital at the shareholders meetings (%)	100	100	100	100

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Recently adopted accounting standards – IFRS 16

In January 2016, the International Accounting Standards Board ("IASB") issued the accounting pronouncement "IFRS 16 - Leases" adopted in Brazil under CPC 06 (R2). The new standard came into effect for annual periods beginning on January 1, 2019.

For reference, find below the Company’s quarterly periods income statement for the year of 2018, unaudited, in accordance with IFRS 16:

Statements of operations (R$ MM) UNAUDITED	1Q18	2Q18	3Q18	4Q18	2018
ASK	12,421.0	10,672.7	12,458.2	12,506.0	48,057.9
Net operating revenues	2,964.3	2,353.8	2,892.4	3,200.9	11,411.4
Passenger	2,798.9	2,146.2	2,703.2	2,985.2	10,633.5
Cargo and other	165.4	207.6	189.2	215.7	777.9
PRASK	22.5	20.1	21.7	23.9	22.1
RASK	23.9	22.1	23.2	25.6	23.7
Operating costs and expenses	(2,361.3)	(2,181.1)	(2,547.9)	(2,392.5)	(9,482.8)
Salaries	(483.7)	(410.7)	(486.7)	(522.7)	(1,903.8)
Aircraft fuel	(884.2)	(792.7)	(1,063.2)	(1,127.5)	(3,867.6)
Landing fees	(187.4)	(168.1)	(186.6)	(201.2)	(743.3)
Passenger costs	(119.7)	(103.9)	(122.4)	(128.1)	(474.1)
Services provided	(130.2)	(144.3)	(165.0)	(174.2)	(608.7)
Sales and marketing	(127.3)	(152.7)	(148.3)	(153.8)	(582.1)
Maintenance materials and repairs	(110.3)	(88.8)	(89.6)	(281.6)	(570.3)
Depreciation and amortization	(284.7)	(299.9)	(304.2)	(345.8)	(1,234.6)
Other	(33.8)	(20.0)	18.1	542.4	501.7
Total CASK	19.0	20.4	20.5	19.1	19.7
CASK ex-fuel	11.9	13.0	11.9	10.1	11.7
CASK excluding fuel and non-recurring	12.4	13.8	12.7	15.2	13.5
Equity	(0.0)	0.2	0.2	-	0.4
Operating Result (EBIT)	603.0	172.9	344.7	808.4	1,929.0
EBIT Margin	20.3%	7.3%	11.9%	25.3%	16.9%
EBITDA	887.6	472.9	648.8	1,154.2	3,163.5
EBITDA Margin	29.9%	20.1%	22.4%	36.1%	27.7%
Financial results	(321.6)	(1,994.0)	(674.2)	19.3	(2,970.5)
Interest on loans	(250.2)	(269.3)	(290.3)	(298.9)	(1,108.7)
Gains from financial investments	35.3	21.6	32.6	(43.7)	45.8
Exchange and monetary variations	(38.2)	(1,680.5)	(370.0)	394.0	(1,694.7)
Derivatives result, net	25.6	(6.2)	5.3	(32.4)	(7.7)
Other expenses (revenues), net	(94.1)	(59.6)	(51.8)	0.3	(205.2)
Income (loss) before income tax and social contribution	281.4	(1,821.1)	(329.5)	827.7	(1,041.5)
Net income (loss)	215.6	(1,874.6)	(433.1)	753.2	(1,338.9)
Net income (loss) after non-controlling interests	142.3	(1,928.6)	(533.5)	675.3	(1,644.5)

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Consolidated Income Statement

(R$ thousand)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net operating revenues	3,709,937	2,892,391	28.3%	10,061,361	8,210,486	22.5%
Passenger	3,500,987	2,703,204	29.5%	9,493,188	7,648,280	24.1%
Cargo and other	208,950	189,187	10.4%	568,173	562,206	1.1%
Total net operating expenses	(3,096,963)	(2,547,953)	21.5%	(8,623,378)	(7,090,264)	21.6%
Salaries	(620,474)	(486,763)	27.5%	(1,714,063)	(1,381,108)	24.1%
Aircraft fuel	(1,066,603)	(1,063,238)	0.3%	(3,038,027)	(2,740,143)	10.9%
Landing fees	(223,610)	(186,566)	19.8%	(604,747)	(542,128)	11.5%
Passenger costs	(156,999)	(122,429)	28.3%	(442,305)	(346,029)	27.8%
Services provided	(200,345)	(165,025)	21.4%	(524,068)	(439,574)	19.2%
Sales and marketing	(179,644)	(148,254)	21.1%	(495,554)	(428,207)	15.7%
Maintenance, materials and repairs	(91,497)	(89,648)	2.1%	(412,253)	(288,754)	42.8%
Depreciation and amortization	(448,635)	(304,172)	47.5%	(1,269,438)	(888,680)	42.8%
Other	(109,156)	18,142	NM	(122,923)	(35,641)	244.5%
Equity income	-	205	NM	79	360	75.0%
Operating income	612,974	344,643	77.9%	1,438,062	1,120,582	28.3%
Financial Income (expense), net	(790,451)	(674,266)	17.2%	(1,609,650)	(2,989,975)	-46.2%
Loss before income taxes	(177,477)	(329,623)	-46.2%	(171,588)	(1,869,393)	-90.8%
Current income and social contribution taxes	(49,560)	83,980	NM	(125,203)	(7,504)	NM
Deferred income and social contribution taxes	55,917	(187,448)	NM	40,053	(215,072)	NM
Net loss before non-controlling interests	(171,120)	(433,091)	-60.5%	(256,738)	(2,091,969)	-87.7%
Non-controlling interests from Smiles	70,932	100,389	-29.4%	212,244	227,784	-6.8%
Net loss after non-controlling interests	(242,052)	(533,480)	-54.6%	(468,982)	(2,319,753)	-79.8%
EPS in R$ after non-controlling interests	(0.68)	(1.53)	-55.5%	(1.32)	(6.65)	-80.2%
Earnings per ADS in US$ after non-controlling interests	(0.34)	(0.77)	-55.7%	(0.68)	(3.69)	-81.6%
Number of shares at the end of the period (MM)	355.5	348.8	1.9%	355.5	348.8	1.9%

(1) 3Q18 results have been restated based on IFRS 16, unaudited.

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Consolidated Balance Sheet

(R$ thousand)	09/30/2019	12/31/2018(1)	% Variation
ASSETS	14,804,190	13,312,800	11.2%
Current assets	4,887,903	3,310,835	47.6%
Cash and cash equivalents	1,259,465	826,187	52.4%
Short-term investments	973,211	478,364	103.4%
Restricted cash	535,602	133,391	301.5%
Trade receivables	1,177,986	853,328	38.0%
Inventories	194,635	180,141	8.0%
Recoverable income taxes	298,410	360,796	-17.3%
Advances for suppliers	295,220	68,394	331.6%
Other current assets	153,374	410,234	-62.6%
Noncurrent assets	9,916,287	10,001,965	-0.9%
Deposits	1,930,909	1,612,295	19.8%
Restricted cash	88,337	688,741	-87.2%
Advances for suppliers	45,761	-	NM
Recoverable income taxes	57,376	95,873	-40.2%
Deferred taxes	117,319	74,100	58.3%
Other noncurrent assets	1,064	-	NM
Derivatives	128,506	-	NM
Investments	1,256	1,177	6.7%
Property, plant and equipment	5,769,701	5,752,313	0.3%
Intangible assets	1,776,058	1,777,466	-0.1%
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	14,804,190	13,312,800	11.2%
Current liabilities	10,329,860	8,049,596	28.3%
Short-term debt	2,480,961	1,103,206	124.9%
Leases	1,330,326	1,104,957	20.4%
Suppliers	1,294,680	1,403,815	-7.8%
Suppliers – Forfaiting	559,503	365,696	53.0%
Salaries	419,344	368,764	13.7%
Income taxes payable	101,222	111,702	-9.4%
Landing fees	688,399	556,300	23.7%
Advance ticket sales	1,985,550	1,673,987	18.6%
Mileage program	920,322	826,284	11.4%
Advances from customers	14,540	169,967	-91.4%
Provisions	317,690	70,396	351.3%
Derivatives	193,081	195,444	-1.2%
Other current liabilities	24,242	99,078	-75.5%
Noncurrent liabilities	12,060,677	12,204,889	-1.2%
Long-term debt	5,815,073	5,340,601	8.9%
Leases	4,887,728	5,178,056	-5.6%
Suppliers	25,383	120,137	-78.9%
Provisions	840,557	829,198	1.4%
Mileage program	178,471	192,569	-7.3%
Deferred taxes	230,456	227,290	1.4%
Taxes payable	146	54,659	-99.7%
Derivatives	46,289	214,218	-78.4%
Other noncurrent liabilities	36,574	48,161	-24.1%
Shareholders' equity (deficit)	(7,586,347)	(6,941,685)	9.3%
Capital stock	3,061,341	3,055,940	0.2%
Advance for future capital increase	28,343	2,818	905.8%
Treasury shares	(126)	(126)	-
Capital reserves	97,610	88,476	10.3%
Equity valuation adjustments	(816,999)	(500,022)	63.4%
Share-based payments reserve	148,431	117,413	26.4%
Gain on change in investments	759,335	759,984	-0.1%
Accumulated losses	(11,414,954)	(10,946,229)	4.3%
Non-controlling interests from Smiles	550,672	480,061	14.7%

(1) 2018 results have been restated based on IFRS 16, unaudited.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Consolidated Cash Flow

(R$ thousand)	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net loss for the period	(171,120)	(433,090)	-60.5%	(256,738)	(2,092,070)	-87.7%
Adjustment to reconcile net loss to cash from operating activities
Depreciation and amortization	448,635	306,682	46.3%	1,269,438	897,947	41.4%
Allowance for doubtful accounts	7,863	2,695	191.8%	1,005	(2,307)	-143.6%
Provisions for legal proceedings	52,545	62,040	-15.3%	145,288	194,058	-25.1%
Provision for inventory obsolescence	1	34	-97.1%	32	4,940	-99.4%
Deferred taxes	(55,917)	187,448	-129.8%	(40,053)	215,072	-118.6%
Equity results	(2)	(205)	-99.0%	(79)	(360)	-78.1%
Share-based payments	25,075	4,535	NM	32,135	13,365	140.4%
Exchange and monetary variations, net	766,447	406,043	88.8%	667,930	2,045,359	-67.3%
Interests	6,790	-	NM	6,790	-	NM
Interest on debt, financial lease and other liabilities	283,019	304,322	-7.0%	797,014	782,338	1.9%
Provision for aircraft and engine return	24,875	(42,784)	NM	269,434	-	NM
Reversion of provision to maintenance	(55,346)	-	NM	(55,346)	-	NM
Result of derivatives recognized in results	138,901	-	NM	138,901	-	NM
Unrealized hedge results	(398,195)	(15,705)	NM	(151,169)	(42,403)	256.5%
Termination of obligation due to contractual term reduction	(129,320)	-	NM	(262,569)	-	NM
Provision for labor obligations	195,564	72,750	168.8%	205,834	72,753	182.9%
Write-off of property, plant and equipment and intangible assets	101,329	(2,657)	NM	135,723	12,238	1009.0%
Other provisions	38,420	-	NM	(12,038)	-	NM
Adjusted net income	1,279,564	852,108	50.2%	2,891,532	2,100,930	37.6%
Changes in operating assets and liabilities:
Trade receivables	100,426	(132,293)	-175.9%	(325,005)	(113,530)	186.3%
Short-term investments	(29,666)	314,522	-109.4%	27,962	459,506	-93.9%
Restricted cash	(19,490)	-	NM	200,841	-	NM
Inventories	(3,393)	2,242	-251.3%	(14,526)	(29,832)	-51.3%
Deposits	(12,951)	(121,729)	-89.4%	(158,851)	(220,152)	-27.8%
Guarantee deposit of lease agreements	(34,408)	-	NM	(34,408)	-	NM
Recoverable taxes	100,883	-	NM	100,883	-	NM
Suppliers	50,850	92,183	-44.8%	(233,971)	194,357	-220.4%
Suppliers - Forfaiting	206,267	(67,149)	NM	193,807	258,311	-25.0%
Advance ticket sales	21,397	149,841	-85.7%	311,563	55,942	NM
Mileage program	(31,039)	2,855	NM	79,940	59,659	34.0%
Advances from customers	(2,773)	236,763	-101.2%	(155,427)	273,247	-156.9%
Salaries	(114,377)	4,975	NM	(155,254)	(24,678)	NM
Landing fees	(512)	(30,817)	-98.3%	132,099	(134,770)	-198.0%
Taxes receivables	42,001	64,596	-35.0%	111,297	142,286	-21.8%
Derivatives	61,580	(22,312)	NM	(25,855)	(2,947)	NM
Fuel derivative premium payment	(17,627)	-	NM	(17,627)	-	NM
Advance to suppliers	(284,460)	-	NM	(284,460)	-	NM
Legal and aircraft returns payments	(142,809)	(59,447)	140.2%	(208,902)	(173,333)	20.5%
Other credits and obligations, net	144,406	(224,889)	-164.2%	(92,326)	(315,386)	-70.7%
Interest paid	(199,748)	(236,192)	-15.4%	(428,255)	(479,214)	-10.6%
Income taxes paid	(42,411)	(44,595)	-4.9%	(176,290)	(161,269)	9.3%
Net cash flows from operating activities	1,071,710	780,662	37.3%	1,738,767	1,889,127	-8.0%
Short-term investments of Smiles	(162,877)	(68,925)	136.3%	(542,261)	(298,116)	81.9%
Restricted cash	-	18,614	NM	-	(42,100)	NM
Receipt of dividends received	(471)	-	NM	-	-	NM
Advances for property, plant and equipment acquisition	(10,886)	69,746	-115.6%	(39,418)	(83,351)	-52.7%
Aircraft sale	-	-	NM	348,389	-	NM
Acquisition of Property, plant and equipment	(228,149)	(240,738)	-5.2%	(561,307)	(684,372)	-18.0%
Acquisition of Intangible assets	(25,226)	(40,414)	-37.6%	(53,513)	(55,956)	-4.4%
Net cash flows used in investing activities	(427,609)	(261,717)	63.4%	(848,110)	(1,163,895)	-27.1%
Loan funding	514,005	28,348	NM	1,950,040	822,827	137.0%
Loan funding and exchange offer costs	(13,335)	(1,658)	NM	(77,082)	(16,361)	NM
Loan payments	(272,610)	(111,842)	143.7%	(570,413)	(189,122)	201.6%
Senior Notes early redemption	50,320	(6,361)	NM	-	(628,195)	NM
Lease payments	(463,266)	(351,860)	NM	(1,223,685)	(811,685)	NM
Derivative operation premiums	(287,094)	-	NM	(403,022)	-	NM
Repurchase of treasury shares	-	-	NM	-	(15,929)	NM
Dividends and interest equity paid to non-controlling interest	247	(4,799)	-105.1%	(209,150)	(219,493)	-4.7%
Capital increase	293	2,472	-88.1%	2,576	9,770	-73.6%
Capital increase of non-controlling shareholders	(172)	-	NM	-	875	NM
Warrants	2,273	-	NM	9,134	-	NM
Shares to issue	28,043	(2,305)	NM	28,343	167	NM
Net cash used in financing activities	(441,296)	(448,005)	-1.5%	(493,259)	(1,047,146)	-52.9%
Foreign exchange variation on cash held in foreign currencies	60,175	4,179	1339.9%	35,880	(14,508)	NM
Net increase (decrease) in cash and cash equivalents	262,980	75,119	250.1%	433,278	(336,422)	-228.8%
Cash and cash equivalents at beginning of the quarter	996,485	615,321	61.9%	826,187	1,026,862	-19.5%
Cash and cash equivalents at the end of the quarter	1,259,465	690,440	82.4%	1,259,465	690,440	82.4%

(1) 2018 results have been restated based on IFRS 16, unaudited.

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Glossary of industry terms

•      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

•      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

•      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

•      AVAILABLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

•      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

•      EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.

•      BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

•      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

•      BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

•      CHARTER: a flight operated by an airline outside its normal or regular operations.

•      FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

•      FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

•      LESSOR: the party renting a property or other asset to another party, the lessee.

•      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

•      LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).

•      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

•      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

•      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

•      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

•      PDP: credit for advance payments for aircraft purchases financing.

•      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

•      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

•      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

•      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

•      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

•      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

•      WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

•      YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Third Quarter 2019

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

19	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.